Exhibit 99.1

Corporación América Airports S.A. Reports August 2020 Passenger Traffic

Total passenger traffic down 88.8% driven by declines in all countries of operations impacted by the COVID-19 pandemic

LUXEMBOURG--(BUSINESS WIRE)--September 15, 2020--Corporación América Airports S.A. (NYSE: CAAP), (“CAAP” or the “Company”) the largest private sector airport operator in the world by number of airports, reported today an 88.8% decline year-over-year passenger traffic in August 2020.

Passenger Traffic, Cargo Volume and Aircraft Movements Highlights
Statistics	Ago'20	Ago'19(1)(3)	% Var.	YTD'20(1)(2)	YTD'19(1)(2)(3)	% Var.
Domestic Passengers (thousands)	421	4,265	-90.1%	10,854	31,484	-65.5%
International Passengers (thousands)	276	2,683	-89.7%	5,922	19,100	-69.0%
Transit Passengers (thousands)	156	644	-75.8%	2,197	5,546	-60.4%
Total Passengers (thousands)	853	7,592	-88.8%	18,973	56,130	-66.2%
Cargo Volume (thousand tons)	17.6	32.4	-45.8%	164.7	278.3	-40.8%
Total Aircraft Movements (thousands)	20.3	77.1	-73.7%	244.3	574.3	-57.5%
(1)

Note that preliminary passenger traffic figures for Ezeiza Airport, in Argentina, for 2019 as well as January 2020 were adjusted to include additional inbound passengers not accounted for in the initial count, for an average of approximately 5% of total passenger traffic at Ezeiza Airport and 1% of total traffic at CAAP, during that period. Importantly, inbound traffic does not affect revenues, as tariffs are applicable on departure passengers.

(2)

Preliminary data on 750 flights in August, 873 flights in September, 547 in October, 423 in November, 280 in December 2019, as well as 1,256 in January and 195 in February 2020 at Brasilia Airport, due to delays in the submission of information by third parties. Moreover, starting November 2019 the Company has reclassified its passenger traffic figures for Brasilia Airport between international, domestic and transit retroactively since June 2018 to return to the count methodology utilized until May 2018. Notwithstanding, total traffic figures remain unchanged.

(3)	Cargo volumes in Uruguay were rectified from January 2019 to June 2020, to reflect all cargo passing through the cargo terminal, instead of air cargo only.

Passenger Traffic Overview

Total passenger traffic in August 2020 dropped 88.8% YoY, reflecting the continued impact of the Covid-19 pandemic on air travel, although showing a slight sequential improvement from the 92.9% and 96.9% drop in July and June, respectively. In most of the countries of operations, travel restrictions are still in place and passenger demand remains low. International traffic declined by 89.7% YoY, while domestic traffic dropped 90.1% YoY.

In Argentina, total passenger traffic declined 99.4% YoY, reflecting the air travel bans implemented mid-March by the Government. International passenger traffic declined 98.9%, keeping minimum levels due and special flights, while domestic passenger traffic dropped 99.7% YoY. Moreover, Aeroparque Airport remains closed since August 1, 2020 to carry out works in the runway and terminal building and is expected to open approximately on December 1, 2020.

In Italy, passenger traffic declined 67.6% YoY, improving from the 79.3% drop in July, mainly as a result of increased demand during the summer break. International traffic was down 74.0% YoY while domestic passenger traffic declined 37.2% YoY.

In Brazil, total passenger traffic dropped 69.7% YoY, showing a continued sequential improvement from the 83.4% drop in July. Domestic passenger traffic declined 68.1% in domestic passenger traffic with no international traffic.

In Uruguay, passenger traffic declined 95.1% YoY. Commercial operations restarted the first week of July, although borders remain close to non-resident foreigners with certain exemptions and travel demand is still low.

In Ecuador, where commercial operations restarted in June with some restrictions, passenger traffic declined 88.1% YoY, while in Armenia total passenger traffic declined 92.5%, reflecting the continued restrictions imposed on commercial air travel by the Government.

Cargo Volume and Aircraft Movements

Cargo volume decreased 45.8% on August 2020, mainly due to declines of 41.3% in Argentina, 64.5% in Brazil and 80.5% in Ecuador.

Aircraft movements declined 73.7% YoY in August 2020, mainly attributed to declines of 85.4% in Argentina, 56.7% in Brazil, 66.6% in Ecuador and 47.5% in Italy. Aircraft movements also declined 72.4% in Uruguay, 83.0% in Armenia and 76.1% in Peru.

Summary Passenger Traffic, Cargo Volume and Aircraft Movements
	Ago'20 (2)	Ago'19 (1)(2)	% Var.	YTD'20(2)	YTD'19(1)(2)	% Var.
Passenger Traffic (thousands)
Argentina	22	3,875	-99.4%	9,021	29,151	-69.1%
Italy	292	902	-67.6%	1,502	5,569	-73.0%
Brazil	445	1,467	-69.7%	5,343	12,464	-57.1%
Uruguay	8	173	-95.1%	548	1,490	-63.2%
Ecuador	50	418	-88.1%	1,102	3,053	-63.9%
Armenia	30	400	-92.5%	630	2,092	-69.9%
Peru	7	358	-98.1%	827	2,311	-64.2%
TOTAL	853	7,592	-88.8%	18,973	56,130	-66.2%
(1) See Footnote 1 in previous table. (2) See Footnote 2 in previous table.
Cargo Volume (tons)
Argentina	10,121	17,247	-41.3%	91,283	146,445	-37.7%
Italy	882	827	6.5%	8,400	8,494	-1.1%
Brazil	2,420	6,823	-64.5%	22,675	62,505	-63.7%
Uruguay	1,837	2,280	-19.4%	20,091	18,816	6.8%
Ecuador	572	2,933	-80.5%	10,994	27,044	-59.3%
Armenia	1,702	1,773	-4.0%	9,920	11,606	-14.5%
Peru	56	540	-89.6%	1,294	3,340	-61.3%
TOTAL	17,589	32,423	-45.8%	164,656	278,250	-40.8%
Aircraft Movements
Argentina	5,780	39,702	-85.4%	116,787	301,737	-61.3%
Italy	4,398	8,379	-47.5%	20,820	53,583	-61.1%
Brazil	5,794	13,370	-56.7%	54,474	106,054	-48.6%
Uruguay	576	2,084	-72.4%	9,791	20,071	-51.2%
Ecuador	2,481	7,423	-66.6%	26,398	55,102	-52.1%
Armenia	549	3,221	-83.0%	7,294	17,636	-58.6%
Peru	692	2,894	-76.1%	8,732	20,165	-56.7%
TOTAL	20,270	77,073	-73.7%	244,296	574,348	-57.5%

To obtain the full text of this press release, please click on the following link: http://investors.corporacionamericaairports.com

Category: Operational Statistic

Source: Corporación América Airports S.A.

About Corporación América Airports

Corporación América Airports acquires, develops and operates airport concessions. Currently, the Company operates 52 airports in 7 countries across Latin America and Europe (Argentina, Brazil, Uruguay, Peru, Ecuador, Armenia and Italy). In 2019, Corporación América Airports served 84.2 million passengers. The Company is listed on the New York Stock Exchange where it trades under the ticker “CAAP”. For more information, visit http://investors.corporacionamericaairports.com.

Contacts

Gimena Albanesi
Email: gimena.albanesi@caairports.com
Phone: +5411 4852-6411